Exhibit 23.1

Consent of KPMG LLP

The Board of Directors

Navigant Consulting, Inc.

We consent to incorporation by reference in the registration statements on Form S-8 (Nos. 333-53506, 333-81680, 333-30267 and 333-103405) of Navigant Consulting, Inc. and subsidiaries of our report dated February 6, 2004 relating to the consolidated balance sheets of Navigant Consulting, Inc. and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003, and our report dated February 6, 2004 on the related financial statement schedule for each of the years in the three-year period ended December 31, 2003, which reports appear in the December 31, 2003 annual report on Form 10-K of Navigant Consulting, Inc.

Our reports refer to a change in accounting for goodwill in the year ended December 31, 2002.

Chicago, Illinois

March 8, 2004